Exhibit 99.1

Claude Announces Election of Directors

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, May 9, 2014 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") is pleased to report that all of the nominees listed in its notice of meeting and information circular dated March 28, 2014 were elected as directors of Claude at its Annual General Meeting, which was held on May 8, 2014 in Saskatoon.

The detailed results of the vote are as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Ted J. Nieman	29,827,960	96.35	1,130,614	3.65
Ronald J. Hicks	28,596,315	92.37	2,362,259	7.63
J. Robert Kowalishin	20,175,624	65.17	10,782,950	34.83
Ray A. McKay	20,359,404	65.76	10,599,170	34.24
Rita M. Mirwald	19,706,967	63.66	11,251,607	36.34
Michel Sylvestre	27,367,345	88.40	3,591,229	11.60
Brian R. Booth	29,609,660	95.64	1,348,914	4.36

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Mike Sylvestre, P.Eng., ICD.D, Interim President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 12:30e 09-MAY-14